CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LXM USA LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Ave
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray — 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Goldberg, Nikpour, Cohen, Sullivan CPA's PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	N.Y.	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __J. Clarke Gray_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LXM USA LLP_____ , as of __December 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TAC126117
Qualified In New York County
My Commission Expires 12-18-2021

_____
Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, *if there is other comprehensive income in the period(s) presented,* a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LXM USA LLP
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
DECEMBER 31, 2020
CONFIDENTIAL TREATMENT REQUESTED

LXM USA LLP
CONTENTS
December 31, 2020

Page

These financial statements and supplemental information are deemed confidential pursuant to Subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of LXM USA, LLP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LXM USA, LLP (the "Company") as of December 31, 2020 and the related statement of operations, changes in subordinated debt, changes in partners' capital, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of LXM USA, LLP as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 13 and 14, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 26, 2021

LXM USA LLP
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	321,976
Due from broker		103,500
Accounts receivable (net of allowance for doubtful accounts $19,400)		35,142
Receivable from affiliated entity		122,609
Prepaid expenses		7,294
TOTAL ASSETS	$	590,521

LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES

Accounts payable and accrued expenses	$	27,622
Loan payable		31,155
		58,777
PARTNERS' CAPITAL		531,744
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	590,521

2

The accompanying notes are an integral part of these financial statements.

These financial statements and supplemental information are deemed confidential pursuant to Subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission

LXM USA LLP
Statement of Operations
Year Ended December 31, 2020

Revenue

Fees	$ 599,213

Expenses

Commissions	232,304
Compensation and related costs	209,391
Bad debts expense	63,167
Clearing	60,000
Rent	41,300
IT and communications	39,077
Professional fees	38,591
Regulatory	3,725
Travel and entertainment	1,173
Other	10,281
Total Expenses	699,009
Net loss	$ (99,796)

The accompanying notes are an integral part of these financial statements.

These financial statements and supplemental information are deemed confidential pursuant to Subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission

LXM USA LLP
Statement of Changes in Subordinated Debt
Year Ended December 31, 2020

Balance at January 1, 2020	$75,000
Change in Subordinated Debt	(75,000)
Balance at December 31, 2020	$ -

4

The accompanying notes are an integral part of these financial statements.

These financial statements and supplemental information are deemed confidential pursuant to Subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission

LXM USA LLP
Statement of Changes in Partners' Capital
Year Ended December 31, 2020

Balance at January 1, 2020	$ 631,540
Net loss	(99,796)
Balance at December 31, 2020	$ 531,744

5

The accompanying notes are an integral part of these financial statements.

These financial statements and supplemental information are deemed confidential pursuant to Subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission

LXM USA LLP
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows provided by operating activities:

Net loss	$(99,796)
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in receivable from affiliated entity	2,563
Decrease in accounts receivable	132,786
Increase in due from broker	(3,500)
Decrease in prepaid expenses	407
Decrease in accounts payable and accrued expenses	(23,732)
Increase in loan payable	31,155
Net cash provided by operating activities	43,382

Cash flows used in financing activities:

Subordinated debt	(75,000)
Net cash used in financing activities	(75,000)
Net decrease in cash	(31,618)
Cash at beginning of year	353,594
Cash at end of year	$ 321,976

Supplemental cash flow information:

There was $175 paid for taxes and $7,081 paid for interest during the year.

6

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

LXM USA LLP (the "Company") was formed in the State of Delaware as a Limited Liability Partnership ("LLP") on February 15, 2013. The Company's purpose is to carry on a general brokerage and financial business, but more specifically to act as a broker-dealer in marketable securities to its institutional clients. The Company is owned by six individuals who manage a similar business in Europe.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its sole office in New York City.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated entity, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2020. The fair value of accounts receivable, receivable from affiliated entity and accounts payable is estimated by management to approximate their carrying value at December 31, 2020.

7

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company maintains an allowance for doubtful accounts of $19,400 as of December 31, 2020 which represents known and inherent risks from customers. Based on the judgement of management this adequately provides for such losses.

REVENUE RECOGNITION

The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions by way of trade executions for institutional customers that is recognized at the point in time that execution is completed. Payment for revenue is upon execution.

INCOME TAXES

The Company is a limited liability partnership and is treated as a pass through entity for income tax reporting purposes. No provision for federal or state income taxes has been made since the Company is not a taxable entity. The partners are individually liable for the taxes on their share of the partnership's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT

8

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES(CONTINUED)

The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under the guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon the examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company has a deferred UBT income tax asset of approximately $55,000 at December 31, 2020 related to net operating loss carry forwards and the current year net loss. A valuation allowance has been established offsetting the $55,000 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $1,373,000 as of December 31, 2020, which begin to expire in 2033.

NOTE 3 – DUE FROM BROKER

The amount due from broker at December 31, 2020 represents the required clearing deposit pursuant to the Clearing Agreement.

NOTE 4 – LOAN PAYABLE

On April 29, 2020 the Company received a $31,155 loan in accordance with the Payroll Protection Plan created as part of the Cares Act to help small businesses survive the Covid 19 pandemic. The full principal amount and any accrued interest may be fully forgiven upon meeting certain criteria. The loan bears interest at 1%. The Company expects that the loan and interest will be forgiven in 2021 and as a result has not accrued any interest.

NOTE 5- CONCENTRATIONS OF CREDIT RISK

During the year ended December 31, 2020 two customers accounted for 75% of the total revenue and three customers accounted for 100% of the total accounts receivable.

The Company maintains all of its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

9

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission

NOTE 5- CONCENTRATIONS OF CREDIT RISK(CONTINUED)

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdraw if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company's net capital was $366,699 which was $116,699 in excess of its minimum requirement of $250,000 under SEC Rule 15c3-1. The Company's net capital ratio was 0.16 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 - CONTINGENCIES AND COMMITMENTS

There were no asserted claims or legal proceedings against the Company at December 31, 2020 and during the year then ended. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company had no lease or equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2020 or during the year then ended.

10

NOTE 8 – RELATED PARTY TRANSACTIONS

SERVICES PROVIDED BY UK AFFILIATE

During 2020, the Company was allocated costs from its UK affiliate regarding the Company's participation in various alpha capture programs, for the affiliate's assistance with the 15a-6 client base and to share to cost of clearing services provided by the clearing agent.
The expense to the Company for these services in 2020 was $280,000.

The Company had a receivable of $122,609 from the affiliate at December 31, 2020 that related to activity prior to 2020.

SUBORDINATED DEBT

On March 31, 2015 FINRA approved a subordinated loan agreement for $75,000 between the Company and LXMF. The agreement matured on March 31, 2020 and was fully repaid.

NOTE 9 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 10 – LEASE

The Company leases office space on a month to month basis at the rate of $3,500 per month.

11

NOTE 11– RISKS AND UNCERTAINTIES

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 26, 2021, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.

12

LXM USA LLP
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2020

Computation of Net Capital:

Partners' capital	$ 531,744
Deduct:	
Non-allowable assets:	
Accounts receivable	35,142
Receivable from affiliated company	122,609
Prepaid expenses	7,294
	165,045
Net Capital	$ 366,699
Minimum net capital(under SEC Rule 15c3-1)	$ 250,000
Excess net capital	$ 116,699
Aggregate indebtedness	$ 58,777
Ratio of aggregate indebtedness to net capital	.16 to 1

There are no material differences from the Net Capital calculation shown above
and the unaudited calculation filed with the Company's December 31, 2019 X17a-5 report
filed on January 21, 2021.

13

These financial statements and supplemental information are deemed confidential pursuant to
subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission

LXM USA LLP

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESION OF CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

14



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of LXM USA, LLP

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) LXM USA, LLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which LXM USA, LLP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) LXM USA, LLP stated that LXM USA, LLP met the identified exemption provisions throughout the most recent fiscal year without exception. LXM USA, LLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LXM USA, LLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 26, 2021

15

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

LXM USA LLP
SEC RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2020

LXM USA LLP (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17 C.F.R. 240.15c3- 3 (k)(2) throughout the year ended December 31, 2019.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(ii) throughout the year ended December 31, 2020 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2020.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions, received through February 26, 2021.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

LXM USA LLP

I, J. Clarke Gray, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct



Chief Financial Officer
February 26, 2021



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners of
LXM USA, LLP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by LXM USA, LLP and the SIPC, solely to assist you and SIPC in evaluating LXM USA, LLP 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. LXM USA, LLP's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on LXM USA, LLP's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of LXM USA, LLP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 26, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM